UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: March 2021

Commission File Number: 001-38187

MICRO FOCUS INTERNATIONAL PLC (Exact name of registrant as specified in its charter)

The Lawn, 22-30 Old Bath Road
Newbury, Berkshire
RG14 1QN
United Kingdom
+44 (0) 1635-565-459
 (Address of principal executive office)

Indicate by check mark whether this registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Exhibit No.	Exhibit Description
99.1	Update on Patent Litigation Case, dated 08 March 2021

8 March 2021

This announcement contains information that was previously Inside Information, as that term is defined in the Market Abuse Regulation (Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014) as it forms part of domestic law by virtue of The European Union (Withdrawal) Act 2018.

Micro Focus International plc
Update on Patent Litigation Case

The Board of Micro Focus International plc ("Micro Focus" or the "Company") issues an update regarding the Company's ongoing patent litigation with Wapp Tech Limited Partnership and Wapp Tech Corp (collectively "Wapp").

As previously disclosed, on 2 July 2018, Wapp brought a claim against Micro Focus in the Eastern District of Texas, accusing the Company of infringing claims of three patents in connection with Micro Focus' manufacture and sale of certain products in the ADM product line, including LoadRunner and Performance Center.

On 5 March 2021, the jury in the case has now delivered a verdict in favour of the claimant and awarded damages totalling $172.5 million. The matter is awaiting the judge to hand down his judgement and the judge has discretion to increase the total damages awarded.

Micro Focus has received comprehensive and clear advice from its external counsel that it has a very strong case to appeal both the infringement verdict and the amount of the damages. Accordingly, Micro Focus intends to appeal any judgement resulting from the verdict. Micro Focus continues to contend that there has been no infringement of any intellectual property and its advice from external counsel continues to support this.

The Board will issue a further statement if and when appropriate.

Enquiries:
Micro Focus                                                      Tel: +44 (0)1635 32646
Stephen Murdoch, CEO                                     Investors@microfocus.com
Brian McArthur-Muscroft, CFO
Ben Donnelly, Head of Investor relations

Brunswick                                                         Tel: +44 (0) 20 7404 5959
Sarah West                                                         MicroFocus@brunswickgroup.com
Jonathan Glass

Notes to Editors:
About Micro Focus
Micro Focus (LSE: MCRO.L, NYSE: MFGP) is a global enterprise software company supporting the technology needs and challenges of the Global 2000.  Our solutions help organizations leverage existing IT investments, enterprise applications and emerging technologies to address complex, rapidly evolving business requirements while protecting corporate information at all times. Our product portfolios are Security, IT Operations Management, Application Delivery Management, Information Management & Governance and Application Modernization & Connectivity. For more information, visit: www.microfocus.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: 08 March 2021

Micro Focus International plc

By:	/s/ Brian McArthur-Muscroft
Name:	Brian McArthur-Muscroft
Title:	Chief Financial Officer